FOR IMMEDIATE RELEASE

AutoChina International Announces Receipt of Nasdaq Notification Letter

Shijiazhuang, Hebei Province, China – July 19, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that on July 15, 2011, the Company received a written notification from the Nasdaq Stock Market stating that it is not in compliance with the filing requirements for continued listing under Nasdaq Marketplace Rule 5250(c)(1). The Nasdaq notification, which the Company expected, was issued in accordance with standard Nasdaq procedures due to the Company not filing its Annual Report on Form 20-F for the year ended December 31, 2010 with the U.S. Securities and Exchange Commission (“SEC”) within the required time period.

Nasdaq has provided the Company until August 15, 2011 to submit a plan to regain compliance, and the Company expects to be able to meet that deadline. Once a plan of compliance is submitted, Nasdaq will review that submission, and, if it determines that the plan is acceptable, the Company will have up to 180 days from the date it was due to file the Form 20-F for the year ended December 31, 2010, including its audited financial results, to regain compliance.

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 333 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

AutoChina International Ltd.	Page 2
July 19, 2011

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Adam Prior
(858) 997-0680 / jcwang@autochinaintl.com	Vice President
(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com